SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

January 28, 2011

4th Quarter 2010

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KT)

Disclaimer

This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the fourth quarter of 2010 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for the fourth quarter of 2010 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) by March 31, 2011.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-1911~3

Fax : 82-31-727-0159

E-mail: ir@kt.com

2010 4Q KT Earnings Release - Guidance version

The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.

(2009 figures are results as of KT merged on January 1, 2009.)

1. Financial Highlights	(unit : KRW bn)

A.	Income Statement	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	Operating Revenue	5,191.4	4,747.6	9.3%	5,191.4	5,233.4	-0.8%	20,233.5	18,955.8	6.7%
	Service Revenue	3,908.5	3,893.2	0.4%	3,908.5	3,997.6	-2.2%	15,732.6	15,434.1	1.9%
	Sales of Merchandise	1,282.9	854.4	50.1%	1,282.9	1,235.8	3.8%	4,500.9	3,521.7	27.8%
	• Wireless	2,919.0	2,468.2	18.3%	2,919.0	2,925.6	-0.2%	11,084.5	9,660.9	14.7%
	• Telephone	1,051.5	1,150.8	-8.6%	1,051.5	1,087.6	-3.3%	4,388.6	4,852.7	-9.6%
	• Internet	707.3	648.5	9.1%	707.3	676.0	4.6%	2,735.1	2,574.1	6.3%
	• Data	328.9	322.7	1.9%	328.9	326.9	0.6%	1,318.0	1,316.8	0.1%
	• Real estate	104.0	76.7	35.7%	104.0	144.6	-28.1%	394.0	293.8	34.1%
	• Others	80.7	80.8	-0.1%	80.7	72.6	11.2%	313.4	257.5	21.7%

	Operating Expense	4,886.7	5,297.1	-7.7%	4,886.7	4,638.9	5.3%	18,180.2	18,010.6	0.9%
	• Labor expense	574.5	1,498.5	-61.7%	574.5	545.8	5.3%	2,351.9	3,517.2	-33.1%
	• Commission	371.0	346.7	7.0%	371.0	332.2	11.7%	1,354.8	1,253.2	8.1%
	• Sales promotion	274.7	275.4	-0.2%	274.7	273.5	0.4%	1,092.9	1,025.7	6.6%
	• Sales commission	406.2	398.4	2.0%	406.2	512.8	-20.8%	1,757.4	1,957.2	-10.2%
	• Bad debt expense	65.7	15.7	317.4%	65.7	29.3	123.9%	145.6	72.9	99.7%
	• Depreciation & Amortization	788.4	857.7	-8.1%	788.4	717.3	9.9%	2,914.4	3,120.3	-6.6%
	• Advertising	43.3	43.9	-1.5%	43.3	36.8	17.7%	164.5	163.5	0.6%
	• Repair & Maintenance	61.4	55.0	11.8%	61.4	23.9	156.8%	142.7	147.9	-3.5%
	• Cost of goods sold	1,233.0	828.1	48.9%	1,233.0	1,147.0	7.5%	4,288.3	3,145.9	36.3%
	• Cost of service provided	629.4	574.8	9.5%	629.4	618.3	1.8%	2,403.8	2,167.1	10.9%
	• Research & Development	84.0	80.5	4.3%	84.0	70.9	18.4%	278.7	237.2	17.5%
	• Activation, Installation & A/S cost	100.2	97.8	2.4%	100.2	96.9	3.3%	375.7	338.0	11.2%
	• Others	254.8	224.7	13.4%	254.8	234.1	8.8%	909.7	864.7	5.2%

	Operating Income	304.7	-549.5	TB	304.7	594.5	-48.7%	2,053.3	945.2	117.2%
	EBITDA	1,093.2	308.2	254.7%	1,093.2	1,311.7	-16.7%	4,967.7	4,065.4	22.2%

	Non-operating Income	143.0	152.2	-6.0%	143.0	83.9	70.5%	573.1	856.6	-33.1%
	Non-operating Expense	312.7	236.0	32.5%	312.7	226.2	38.2%	1,109.4	1,092.6	1.5%

	Income before Income Taxes	135.1	-633.3	TB	135.1	452.1	-70.1%	1,517.0	709.2	113.9%
	Income tax	30.0	-185.0		30.0	101.6	-70.5%	345.1	104.1	231.5%

	Net Income	105.1	-448.3	TB	105.1	350.6	-70.0%	1,171.9	605.1	93.7%

		‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	CAPEX	1,238.8	1,471.6	-15.8%	1,238.8	647.2	91.4%	3,057.2	2,958.7	3.3%

Sales of Merchandise consists of sales of handsets and others.

B.	Balance Sheet	‘10-4Q	‘09-4Q	YoY		‘10-4Q	‘10-3Q	QoQ
	Total Assets	24,101.0	24,342.5	-1.0%		24,101.0	24,394.4	-1.2%
	• Current assets	6,111.8	6,474.6	-5.6%		6,111.8	6,874.6	-11.1%
	• Quick assets	5,552.4	5,867.8	-5.4%		5,552.4	6,361.0	-12.7%
	• Cash & cash equivalents	935.1	1,574.6	-40.6%		935.1	1,732.4	-46.0%
	• Accounts receivables	3,635.5	3,491.1	4.1%		3,635.5	3,702.6	-1.8%
	• Inventories	559.5	606.8	-7.8%		559.5	513.5	8.9%
	• Non-current assets	17,989.2	17,867.9	0.7%		17,989.2	17,519.9	2.7%
	• Investment	1,510.6	1,274.7	18.5%		1,510.6	1,519.8	-0.6%
	• Investment stocks accounted in equity method	1,299.6	1,081.0	20.2%		1,299.6	1,314.4	-1.1%
	• Available-for-sale securities	81.3	60.3	34.8%		81.3	65.4	24.2%
	• Tangible assets	13,947.8	14,203.8	-1.8%		13,947.8	13,714.5	1.7%
	• Intangible assets	1,138.0	1,206.6	-5.7%		1,138.0	1,036.1	9.8%
	• Others	1,392.7	1,182.8	17.7%		1,392.7	1,249.4	11.5%
	Total Liabilities	13,060.1	13,944.2	-6.3%		13,060.1	13,436.4	-2.8%
	• Current liabilities	6,112.8	5,684.3	7.5%		6,112.8	6,164.4	-0.8%
	• Current portion of LT debt	1,940.4	1,024.7	89.4%		1,940.4	2,184.2	-11.2%
	• Current portion of LT accrued payables	168.3	148.5	13.3%		168.3	166.4	1.2%
	• Accounts payable	1,231.8	1,350.1	-8.8%		1,231.8	1,576.9	-21.9%
	• Others	2,772.3	3,160.9	-12.3%		2,772.3	2,236.8	23.9%
	• Non-current liabilities	6,947.3	8,259.9	-15.9%		6,947.3	7,272.0	-4.5%
	• Bonds	5,528.6	6,739.1	-18.0%		5,528.6	5,844.3	-5.4%
	• Long-term borrowings	28.3	63.1	-55.1%		28.3	30.9	-8.4%
	• Long-term accounts payables	—	160.8	-100.0%		—	—
	• Installation deposit	616.1	696.7	-11.6%		616.1	634.3	-2.9%
	• Others	774.3	600.2	29.0%		774.3	762.4	1.6%
	Total Stockholders’ Equity	11,040.9	10,398.3	6.2%		11,040.9	10,958.0	0.8%
	• Common stock	1,564.5	1,564.5	0.0%		1,564.5	1,564.5	0.0%
	• Capital surplus	1,449.8	1,448.6	0.1%		1,449.8	1,449.6	0.0%
	• Retained earnings	9,371.8	9,595.5	-2.3%		9,371.8	9,266.7	1.1%
	• Capital adjustment	-1,262.5	-2,165.7	-41.7%		-1,262.5	-1,262.9	0.0%
	• Treasury stock	-955.1	-956.2	-0.1%		-955.1	-955.1	0.0%
	• Gain/loss on disposal of treasury stock	-0.3	-890.7	-100.0%		-0.3	-0.3	0.0%
	• Accumulated Other Comprehensive Income	-82.6	-44.5	85.5%		-82.6	-59.9	38.0%

	Total interesting bearing debt	7,665.7	8,136.3	-5.8%		7,665.7	8,225.9	-6.8%
	Net debt	6,562.3	6,252.4	5.0%		6,562.3	6,327.1	3.7%
	Net debt (including LT A/P)	6,730.6	6,561.7	2.6%		6,730.6	6,493.5	3.7%

	Debt/ equity ratio	118.3%	134.1%	-15.8	%p	118.3%	122.6%	4.3	%p
	Net debt/ equity ratio	59.4%	60.1%	-0.7	%p	59.4%	57.7%	1.7	%p
	Net debt/ equity ratio (including LT A/P)	61.0%	63.1%	-2.1	%p	61.0%	59.3%	1.7	%p

2. Operating Results	(unit : KRW bn)

A.	Wireless Revenue	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	• Service revenue	1,728.8	1,695.3	2.0%	1,728.8	1,766.4	-2.1%	6,932.5	6,462.3	7.3%
	• Monthly base fee	633.2	577.7	9.6%	633.2	642.2	-1.4%	2,504.0	2,211.5	13.2%
	• Airtime charge	358.5	436.5	-17.9%	358.5	378.6	-5.3%	1,559.6	1,714.1	-9.0%
	• VAS others	63.1	58.9	7.1%	63.1	67.6	-6.8%	251.1	247.1	1.6%
	• Wireless data	414.6	319.1	29.9%	414.6	371.6	11.6%	1,474.3	1,185.4	24.4%
	• Interconnection revenue	175.6	214.8	-18.3%	175.6	229.3	-23.4%	842.4	840.5	0.2%
	• Activation fee	30.5	23.7	28.7%	30.5	37.3	-18.2%	130.9	113.9	14.9%
	• Others	53.3	64.5	-17.4%	53.3	39.7	34.5%	170.2	150.0	13.5%
	• Handset sales	1,190.2	772.9	54.0%	1,190.2	1,159.2	2.7%	4,152.0	3,198.5	29.8%

		2,919.0	2,468.2	18.3%	2,919.0	2,925.6	-0.2%	11,084.5	9,660.9	14.7%

• Monthly base fee		Total subscriber growth and rising high monthly fee subscribers resulted in YoY growth. However, increasing tariff discounts led to QoQ drop.

• Airtime charge		Expanded tariff discount rate plans such as Smart Sponsors caused 17.9% YoY drop. Annually, sharply growing high monthly fee flat rate subscribers led to 9% YoY decrease.

• Wireless data		Surging data traffics from increasing adoption of Smartphones led to healthy QoQ and YoY growth.

• Interconnection revenue		Due to reflection of new interconnection rates, its revenue dropped temporarily.

B.	Telephone Revenue	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	• Subscriber connection	257.8	285.8	-9.8%	257.8	262.8	-1.9%	1,066.0	1,186.4	-10.1%
	• Activation & Installation fee	7.1	8.1	-12.5%	7.1	7.0	0.5%	29.9	35.9	-16.8%
	• Monthly base fee	207.5	232.0	-10.6%	207.5	210.0	-1.2%	857.1	975.6	-12.1%
	• Interconnection	43.3	45.7	-5.4%	43.3	45.8	-5.4%	179.1	174.9	2.4%
	• Local	137.7	164.0	-16.1%	137.7	157.7	-12.7%	632.2	756.7	-16.5%
	• Local airtime charge	74.7	105.7	-29.3%	74.7	89.2	-16.2%	365.1	464.8	-21.4%
	• Local interconnection	17.8	19.1	-6.6%	17.8	18.5	-3.4%	73.3	75.5	-2.9%
	• Others	45.2	39.3	15.0%	45.2	50.1	-9.8%	193.8	216.4	-10.5%
	• Domestic long distance	72.9	103.1	-29.3%	72.9	82.9	-12.1%	341.8	446.9	-23.5%
	• DLD airtime charge	68.5	98.4	-30.4%	68.5	78.4	-12.6%	323.7	428.7	-24.4%
	• DLD interconnection	4.2	4.5	-6.6%	4.2	4.4	-2.8%	17.5	17.3	0.9%
	• Others	0.2	0.2	-25.4%	0.2	0.2	-0.3%	0.7	0.9	-24.4%
	• LM revenue	228.5	266.4	-14.2%	228.5	232.8	-1.9%	956.1	1,153.9	-17.1%
	• International long distance	27.5	31.9	-13.9%	27.5	27.5	-0.3%	112.2	135.6	-17.3%
	• International long distance settlement	46.6	47.0	-1.1%	46.6	53.1	-12.4%	205.5	219.6	-6.4%
	• VoIP	105.1	81.4	29.1%	105.1	96.4	9.1%	380.2	261.0	45.7%
	• VAS	94.9	83.6	13.5%	94.9	92.2	2.9%	360.7	328.9	9.7%
	• Public phones & 114 service	33.1	38.1	-13.2%	33.1	35.5	-6.8%	141.1	154.6	-8.7%
	• Others	47.4	49.4	-3.9%	47.4	46.6	1.9%	192.8	209.1	-7.8%

		1,051.5	1,150.8	-8.6%	1,051.5	1,087.6	-3.3%	4,388.6	4,852.7	-9.6%

• Local, DLD & LM		Weakening subscriber number and declining traffics resulted in YoY and QoQ drop.

• VoIP		Fast rising subscriber base resulted in YoY and QoQ growth.

C.	Internet Revenue	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	Internet Access	529.9	505.1	4.9%	529.9	504.0	5.1%	2,055.6	2,060.4	-0.2%
	• Broadband	473.2	463.1	2.2%	473.2	472.5	0.1%	1,880.9	1,905.5	-1.3%
	• Nespot	4.7	5.4	-13.4%	4.7	4.7	-0.6%	19.4	23.7	-18.2%
	• WiBro	49.4	35.4	39.7%	49.4	25.0	97.6%	148.7	127.0	17.1%
	• Others	2.5	1.2	118.1%	2.5	1.7	48.0%	6.6	4.1	60.1%
	Internet Application	177.4	143.4	23.8%	177.4	172.0	3.1%	679.5	513.7	32.3%
	• IDC	58.8	59.5	-1.2%	58.8	59.1	-0.4%	240.0	216.0	11.1%
	• bizmeka	40.5	32.8	23.5%	40.5	43.1	-6.0%	175.6	125.4	40.0%
	• IPTV	60.3	33.3	80.8%	60.3	51.8	16.3%	192.9	99.4	94.0%
	• Others	17.8	17.7	0.7%	17.8	18.0	-1.1%	71.0	72.9	-2.6%

		707.3	648.5	9.1%	707.3	676.0	4.6%	2,735.1	2,574.1	6.3%

	• Broadband	Total subscriber gain led to QoQ and YoY growth. But ARPU erosion from increasing discounts for bundling and long-term contract subscribers caused annual revenue drop.

	• WiBro	Increasing WiBro-based device sales led to 97.6% QoQ YoY growth.

	• IPTV	Expanding subscriber base, especially for Olleh TV Skylife, resulted in annual growth of 94% YoY.

D.	Data Revenue	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	• Leased line	180.8	186.2	-2.9%	180.8	179.3	0.9%	733.1	767.2	-4.4%
	• Local	76.2	77.0	-1.0%	76.2	74.5	2.3%	302.1	303.0	-0.3%
	• Domestic long distance	67.8	65.7	3.3%	67.8	67.8	0.1%	276.3	263.7	4.8%
	• International long distance	3.8	6.4	-40.2%	3.8	4.1	-6.1%	21.2	26.5	-19.9%
	• Broadcasting & others	32.9	37.1	-11.3%	32.9	32.9	0.0%	133.4	174.0	-23.3%
	• Kornet	61.3	59.9	2.4%	61.3	61.3	0.1%	244.1	249.4	-2.1%
	• VPN	28.0	22.8	22.9%	28.0	28.7	-2.4%	106.2	75.2	41.2%
	• National network ATM	7.0	10.3	-31.4%	7.0	7.1	-0.3%	29.5	64.8	-54.5%
	• Satellite	34.8	26.6	30.7%	34.8	34.8	0.0%	141.1	106.8	32.1%
	• Others	17.0	17.0	0.0%	17.0	15.9	7.0%	63.9	53.3	20.1%

		328.9	322.7	1.9%	328.9	326.9	0.6%	1,318.0	1,316.8	0.1%

E.	Operating Expense	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	Labor Expense	574.5	1,498.5	-61.7%	574.5	545.8	5.3%	2,351.9	3,517.2	-33.1%
	• Salaries & wages	456.3	478.2	-4.6%	456.3	454.3	0.4%	1,840.5	1,914.2	-3.8%
	• Provision for retirement	42.0	905.2	-95.4%	42.0	15.0	180.8%	207.6	1,079.0	-80.8%
	• Employee welfare	76.3	115.2	-33.8%	76.3	76.5	-0.3%	303.8	524.1	-42.0%
	Commission	371.0	346.7	7.0%	371.0	332.2	11.7%	1,354.8	1,253.2	8.1%
	Sales Promotion	274.7	275.4	-0.2%	274.7	273.5	0.4%	1,092.9	1,025.7	6.6%
	Sales Commission	406.2	398.4	2.0%	406.2	512.8	-20.8%	1,757.4	1,957.2	-10.2%
	Bad Debt Expenses	65.7	15.7	317.4%	65.7	29.3	123.9%	145.6	72.9	99.7%
	Depreciation & Amortization	788.4	857.7	-8.1%	788.4	717.3	9.9%	2,914.4	3,120.3	-6.6%
	Advertising	43.3	43.9	-1.5%	43.3	36.8	17.7%	164.5	163.5	0.6%
	Repair & Maintenance	61.4	55.0	11.8%	61.4	23.9	156.8%	142.7	147.9	-3.5%
	Cost of Goods Sold	1,233.0	828.1	48.9%	1,233.0	1,147.0	7.5%	4,288.3	3,145.9	36.3%
	• Cost of mobile handset sold	1,150.1	724.2	58.8%	1,150.1	1,076.5	6.8%	3,963.1	2,802.1	41.4%
	• Others	82.9	103.9	-20.2%	82.9	70.4	17.7%	325.1	343.8	-5.4%
	Cost of Service Provided	629.4	574.8	9.5%	629.4	618.3	1.8%	2,403.8	2,167.1	10.9%
	• Cost of service	184.2	150.9	22.1%	184.2	156.4	17.8%	649.1	536.7	21.0%
	• International long distance settlement cost	78.8	65.2	20.9%	78.8	71.9	9.7%	284.1	262.8	8.1%
	• Interconnection expense	298.3	306.3	-2.6%	298.3	313.4	-4.8%	1,222.5	1,204.2	1.5%
	• Others	68.1	52.4	30.0%	68.1	76.7	-11.2%	248.1	163.5	51.7%
	Research & Development	84.0	80.5	4.3%	84.0	70.9	18.4%	278.7	237.2	17.5%
	Activation, Installation & A/S Cost	100.2	97.8	2.4%	100.2	96.9	3.3%	375.7	338.0	11.2%
	Others	254.8	224.7	13.4%	254.8	234.1	8.8%	909.7	864.7	5.2%

		4,886.7	5,297.1	-7.7%	4,886.7	4,638.9	5.3%	18,180.2	18,010.6	0.9%

	• Labor Expense	Annually declined 33.1% YoY because of labour force reduction in 4Q09.

	• Depreciation & Amortization	Increased quarterly Capex led to 9.9% QoQ rise. But, declining depreciable assets and resulted in 8.1% YoY drop.

	• Cost of Goods Sold	Increased 48.9% QoQ mainly from escalating sales of smartphones.

	• Cost of Service Provided	Interconnection expense declined QoQ and YoY after reflecting new rates.

	• Marketing Cost	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	• Sales Promotion	274.7	275.4	-0.2%	274.7	273.5	0.4%	1,092.9	1,025.7	6.6%
	• Sales Commission	406.2	398.4	2.0%	406.2	512.8	-20.8%	1,757.4	1,957.2	-10.2%
	• Advertising	43.3	43.9	-1.5%	43.3	36.8	17.7%	164.5	163.5	0.6%
	(Profits from mobile handset sold)	-40.1	-48.7	-17.7%	-40.1	-82.6	-51.5%	-188.8	-396.4	-52.4%

		684.1	669.0	2.3%	684.1	740.5	-7.6%	2,825.9	2,749.9	2.8%

	• Interconnection Expenses	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	• MM	180.3	176.8	2.0%	180.3	180.4	-0.1%	711.4	680.1	4.6%
	• ML	5.1	7.6	-32.8%	5.1	7.2	-28.7%	27.5	33.9	-18.8%
	• LM	84.5	99.1	-14.8%	84.5	100.7	-16.2%	381.5	407.9	-6.5%
	• Others	28.4	22.8	24.9%	28.4	25.1	13.5%	102.1	82.3	24.0%

		298.3	306.3	-2.6%	298.3	313.4	-4.8%	1,222.5	1,204.2	1.5%

*	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

F.	Non-operating	‘10-4Q	‘09-4Q	YoY	‘10-4Q	‘10-3Q	QoQ	2010	2009	YoY
	• Interest Income	38.3	38.3	0.0%	38.3	34.5	10.8%	127.4	180.4	-29.4%
	• Gain on foreign currency transaction	5.2	5.7	-9.0%	5.2	4.5	15.4%	19.1	32.7	-41.7%
	• Gain on foreign currency translation	6.6	55.0	-88.0%	6.6	51.4	-87.1%	64.9	238.0	-72.7%
	• Gain on Equity Method	21.3	38.1	-44.1%	21.3	30.3	-29.7%	104.6	113.0	-7.4%
	• Gain on disposal of tangible assets	2.3	1.8	26.1%	2.3	0.2	1029.8%	13.5	5.3	156.1%
	• Others	69.3	13.2	425.2%	69.3	-37.1	NA	243.5	287.2	-15.2%

	Non-operating Income	143.0	152.2	-6.0%	143.0	83.9	70.5%	573.1	856.6	-33.1%

	• Interest Expense	123.7	132.2	-6.5%	123.7	125.0	-1.0%	504.9	499.5	1.1%
	• Loss on foreign currency transaction	4.9	6.9	-29.5%	4.9	4.6	5.8%	21.1	37.5	-43.8%
	• Loss on foreign currency translation	5.6	-2.6	NA	5.6	-101.3	NA	31.4	17.2	82.4%
	• Loss on Equity Method	10.0	10.4	-4.0%	10.0	3.5	185.8%	38.9	106.4	-63.5%
	• Loss on disposal of tangible assets	54.9	53.8	1.9%	54.9	71.8	-23.6%	173.4	121.5	42.8%
	• Others	113.7	35.2	222.7%	113.7	122.6	-7.3%	339.6	310.5	9.4%

	Non-operating Expense	312.7	236.0	32.5%	312.7	226.2	38.2%	1,109.4	1,092.6	1.5%

	• FX related accounts	Stabilized Korean currency against US$ reduced QoQ damages in FX related accounts.

	• Equity method account	Shrinking deficits from KTM&S reduced its annual loss by 63.5% YoY, enhancing the net account.

3. Operating Highlights

1. Fixed-Line (‘000)	‘10-4Q	‘09-4Q	YoY		‘10-4Q	‘10-3Q	QoQ

(1) Telephony	19,359	19,753	-2.0%		19,359	19,432	-0.4%
(PSTN)	16,635	18,052	-7.9%		16,635	16,942	-1.8%
Local	15,662	17,069	-8.2%		15,662	15,966	-1.9%
Group	972	983	-1.1%		972	976	-0.4%
(VoIP)	2,724	1,701	60.1%		2,724	2,490	9.4%
(2) Broadband	7,424	6,953	6.8%		7,424	7,315	1.5%
(3) IPTV	2,085	1,172	77.9%		2,085	1,790	16.5%
(4) Nespot	266	296	-10.4%		266	275	-3.5%
(5) WiBro	377	287	31.4%		377	348	8.4%

2. Wireless	‘10-4Q	‘09-4Q	YoY		‘10-4Q	‘10-3Q	QoQ

(1) Subscribers (‘000)
Gross addition	1,636	1,551	5.5%		1,636	2,037	-19.7%
Deactivation	1,427	1,439	-0.8%		1,427	1,800	-20.7%
Net addition	209	112	86.6%		209	237	-11.9%
Churn rate (%)	2.9%	2.7%	0.2	%p	2.9%	3.5%	-0.7	%p

	16,041	15,016	6.8%		16,041	15,831	1.3%

(2) ARPU (won)
Monthly base fee	13,480	13,066	3.2%		13,480	13,881	-2.9%
Airtime charge	7,633	9,874	-22.7%		7,633	8,184	-6.7%
VAS / others	1,343	1,332	0.8%		1,343	1,462	-8.2%
Data	8,824	7,218	22.3%		8,824	8,031	9.9%
Interconnection revenue	3,743	4,859	-23.0%		3,743	4,957	-24.5%

Excluding interconnection	31,281	31,490	-0.7%		31,281	31,559	-0.9%
Including interconnection	35,024	36,349	-3.6%		35,024	36,515	-4.1%

*	Wireless ARPU excluding activation fee.